                                                     --------------------------
                                                     OMB APPROVAL
                                                     --------------------------
                                                     OMB Number: 3235-0145
                                                     --------------------------
                                                     Expires: October 31, 2002
                                                     --------------------------
                                                     Estimated average burden
                                                     hours per response...14.9
                                                     --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                            (AMENDMENT NO._________)

                         Viasource Communications, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   92553W 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Matthew O'Connell, Esq.
                                 General Counsel
                        Crest Communications Holdings LLC
                           320 Park Avenue, 17th Floor
                            New York, New York 10022
                                 (212) 317-2703
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 15, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO. 92553W 10 7             SCHEDULE 13D           PAGE   2  OF  18  PAGES
         --------------                                       ----    ----

(1)      NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON

         Crest Communications Holdings LLC
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         OO, WC
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                              (7)   SOLE VOTING POWER

  NUMBER OF                         0
    SHARES                    --------------------------------------------------
BENEFICIALLY                  (8)   SHARED VOTING POWER
  OWNED BY
    EACH                            9,588,763
  REPORTING                   --------------------------------------------------
 PERSON WITH                   (9)   SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER

                                    9,588,763
                              --------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,588,763
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.3%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         OO
         -----------------------------------------------------------------------
*        See Instructions before filling out!

CUSIP NO. 92553W 10 7             SCHEDULE 13D           PAGE   3  OF  18  PAGES
         --------------                                       ----    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Crest Partners I LLC
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         OO, WC
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                              (7)   SOLE VOTING POWER

  NUMBER OF                         0
    SHARES                    --------------------------------------------------
BENEFICIALLY                  (8)   SHARED VOTING POWER
  OWNED BY
    EACH                            9,595,622
  REPORTING                   --------------------------------------------------
 PERSON WITH                  (9)   SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER

                                    9,595,622
                              --------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,595,622
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.3%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         OO
         -----------------------------------------------------------------------
                     * See instructions before filling out!

CUSIP NO. 92553W 10 7           SCHEDULE  13D            PAGE   4  OF  18  PAGES
         --------------                                       ----    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Crest Communications Partners LP
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         OO, WC
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                              (7)   SOLE VOTING POWER

  NUMBER OF                         0
    SHARES                    --------------------------------------------------
BENEFICIALLY                  (8)   SHARED VOTING POWER
  OWNED BY
    EACH                            9,573,859
   PERSON WITH                --------------------------------------------------
                              (9)   SOLE DISPOSITIVE POWER

                                    0
                              --------------------------------------------------
                              (10)  SHARED DISPOSITIVE POWER

                                    9,573,859
                              --------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,573,859
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.2%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         PN
         -----------------------------------------------------------------------
                     * See instructions before filling out!

CUSIP NO. 92553W 10 7           SCHEDULE  13D            PAGE   5  OF  18  PAGES
         --------------                                       ----    ----

(1)      NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William W. Sprague
         -----------------------------------------------------------------------

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [ ]

         -----------------------------------------------------------------------

(3)      SEC USE ONLY

         -----------------------------------------------------------------------

(4)      SOURCE OF FUNDS*

         PF
         -----------------------------------------------------------------------

(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        [ ]
         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

         -----------------------------------------------------------------------

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
         -----------------------------------------------------------------------

                             (7)   SOLE VOTING POWER

  NUMBER OF                        10,550
   SHARES                    --------------------------------------------------
BENEFICIALLY                 (8)   SHARED VOTING POWER
  OWNED BY
    EACH                           9,610,526
  REPORTING                  --------------------------------------------------
 PERSON WITH                 (9)   SOLE DISPOSITIVE POWER

                                   10,550
                             --------------------------------------------------
                             (10)  SHARED DISPOSITIVE POWER

                                   9,610,526
                              --------------------------------------------------

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,621,076
         -----------------------------------------------------------------------

(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

         -----------------------------------------------------------------------

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         21.3%
         -----------------------------------------------------------------------

(14)     TYPE OF REPORTING PERSON*

         IN
         -----------------------------------------------------------------------
*        See Instructions before filling out!

Item 1.  Security and Issuer.

         This statement relates to the common stock, no par value per share, of Viasource Communications, Inc. (the "Shares"), a New Jersey corporation ("Viasource"), having its principal executive offices at 200 East Broward Boulevard, Suite 2100, Fort Lauderdale, Florida 33301.

Item 2.  Identity and Background.

         (a) through (c) and (f). This Statement is filed by Crest Communications Holdings LLC ("Crest Communications"), Crest Partners I LLC ("CP I"), Crest Communications Partners LP ("CCP I") and Mr. William W. Sprague (together with Crest Communications, CP I and CCP I, the "Filing Parties").

         Crest Communications is a private equity investment firm exclusively focused on developing and managing investments in companies providing services and technology solutions within the global communications and Internet infrastructure industries. CCP I is an investment fund which currently manages in excess of $150 million of invested capital across its existing portfolio companies. Crest Communications is the management company of CCP I, and CP I is the sole general partner of CCP I. Mr. Sprague is a managing director of both Crest Communications and CP I; he may be deemed to be an indirect beneficial owner of securities reported by Crest Communications and CP I. Mr. Sprague disclaims beneficial ownership of the Shares except for Shares which he owns directly and except to the extent of his beneficial interest in Crest Communications and CP I. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Sprague is the beneficial owner of any of the Shares covered by this statement except to the extent described in the preceding sentence.

         Crest Communications is a Delaware limited liability company whose business address is 320 Park Avenue, New York, New York 10022. Set forth on Schedule A to this Statement, and incorporated herein by reference, is information relating to the members and executive officers of Crest Communications.

         CP I is a Delaware limited liability company whose business address is 320 Park Avenue, New York, New York 10022. Set forth on Schedule B to this Statement, and incorporated herein by reference, is information relating to the members and executive officers of CP I.

         CCP I is a Delaware limited partnership whose business address is 320 Park Avenue, New York, New York 10022. Set forth on Schedule C to this Statement, and incorporated herein by reference, is information relating to the general partner of CCP I.

         Mr. Sprague is a U.S. citizen whose business address is 320 Park Avenue, New York, New York 10022 and whose principal occupation is as a Managing Director of Crest Communications.

         (d) During the last five years, none of the Filing Parties, or any of their respective executive officers or members, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Filing Parties, or any of their respective executive officers or members, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

         On October 15, 2000, Mr. Sprague acquired 10,550 shares of Viasource common stock using his personal funds.

         On June 1, 2000, CCP I acquired 1,529,612 shares of Viasource preferred stock and 63,768 shares of Viasource common stock in connection with the merger (the "TeleCore Acquisition") of TeleCore, Inc., a Delaware corporation ("TeleCore"), with and into a wholly owned subsidiary of Viasource, in exchange for preferred and common shares of TeleCore; upon the initial public offering of Viasource on August 23, 2000, each share of Viasource preferred stock converted into one share of Viasource common stock.

         On June 1, 2000, Crest Communications acquired 6,561 shares of Viasource common stock and an option to purchase 8,343 shares of Viasource common stock at a purchase price of $3.63 per share in connection with the TeleCore Acquisition, in exchange for common stock and options to purchase common stock of TeleCore.

         On July 23, 1999, CCP I and Crest/CRI LLC, a Delaware limited liability company ("Crest/CRI") and an affiliate of the CCP I, CP I and Crest Communications, acquired 4,312,103 and 21,763 Shares in connection with the merger of Communication Resources Incorporated with a subsidiary of Viasource, in exchange for common shares of Communication Resources Incorporated.

         On June 14, 1999, CCP I received warrants to purchase Viasource common stock at a purchase price of $0.02 per share in connection with a bridge equity financing; upon the initial public offering of Viasource, the warrants were converted into 147,059 shares of Viasource common stock.

         Except as described above, all other Shares reflected in this statement were acquired with the working capital of the entity directly owning such Shares, as set forth in Item 5 of this statement.

Item 4.  Purpose of Transaction.

         Except for the purchase of Shares by Mr. Sprague on October 15, 2001, all acquisitions of Shares by the Filing Parties occurred prior to the initial public offering of Viasource common stock and registration thereof under the Securities Exchange Act of 1934, as amended.

         Mr. Sprague is Chairman of the Board of Directors of Viasource and Mr. Michael Fitzgerald, a Managing Director of Crest Communications, is a director of Viasource. In their capacities as directors, Messrs. Sprague and Fitzgerald will continue to participate in consideration of matters relating to Viasource and its business.

         The Shares are held for investment purposes. Each of the Filing Parties expects to periodically review their investments in Viasource and may from time to time, acquire additional securities or dispose of securities of Viasource, depending upon market conditions, the state of affairs of Viasource and conditions of the industry segments that it serves, and other factors. Each of the Filing Parties reserves the right to formulate such plans or proposals, and to take such action, as may seem appropriate to it in the circumstances existing at any future date. However, none of the Filing Parties has any present plans or proposals which relate to or would result in any of the following:

                  (a) The acquisition of additional securities or the disposition of securities of Viasource;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Viasource or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of Viasource or of any of its subsidiaries;

                  (d) Any change in the present board of directors or management of Viasource, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors;

                  (e) Any material change in the present capitalization or dividend policy of Viasource;

                  (f) Any other material change in Viasource's business or corporate structure;

                  (g) Changes in Viasource's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Viasource by any person;

                  (h) Causing a class of securities of Viasource to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of Viasource becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         (a) and (b). This statement relates to an aggregate of 9,621,076 Shares, or approximately 21.3% of the outstanding shares of Viasource common stock, which are held and beneficially owned as of the date of this statement as described below. All percentages expressed in this statement are based on the number of shares of Viasource common stock reported as outstanding as of November 6, 2000 in Viasource's quarterly report on Form 10-Q for the period ended September 30, 2000.

1. Crest Communications beneficially owned 9,588,763 Shares, or approximately 21.3% of the outstanding shares of Viasource common stock. Such amount consists of:

         - 9,573,859 Shares held directly by CCP I. Crest Communications is the management company of CCP I and has shared voting power and shared dispositive power with respect to Shares held by CCP I.

         - 6,561 Shares and options exercisable within 60 days to purchase 8,343 Shares held directly by Crest Communications.

2. CP I beneficially owned 9,595,622 Shares, or approximately 21.3% of the outstanding shares of Viasource common stock. Such amount consists of:

         - 9,573,859 Shares held directly by CCP I. CP I is the sole general partner of CCP I and has shared voting power and shared dispositive power with respect to Shares held by CCP I.

         - 21,763 Shares held directly by Crest/CRI LLC. CP I is the sole member of Crest/CRI LLC and has shared voting power and shared dispositive power with respect to Shares held by Crest/CRI LLC.

3.       CCP I beneficially owns 9,573,859 Shares held directly by it.

4. Mr. Sprague may be deemed to beneficially own 9,621,076 Shares, or approximately 21.3% of the outstanding shares of Viasource common stock. Such amount consists of:

         -        10,550 Shares held directly by Mr. Sprague, as to which Mr.
                  Sprague has sole voting and sole dispositive power.

         -        9,573,859 Shares held directly by CCP I, as to which Mr.
                  Sprague may be deemed to have shared voting and share dispositive power as a result of his positions as Managing Director of Crest Communications and CP I.

         -        21,763 Shares held directly by Crest/CRI LLC, as to which Mr.
                  Sprague may be deemed to have shared voting and share dispositive power as a result of his positions as Managing Director of Crest Communications and CP I.

         - 6,561 Shares and options exercisable within 60 days to purchase 8,343 Shares held directly by Crest Communications, as to which Mr. Sprague may be deemed to have shared voting and share dispositive power as a result of his positions as Managing Director of Crest Communications and CP I.

         Mr. Sprague disclaims beneficial ownership of the Shares held directly by CCP I, Crest/CRI and Crest Communications, except to the extent of his pecuniary interests in such entities.

         (c) In the 60 days prior to the date of filing this Statement, none of the Filing Parties nor, to the best knowledge of any of the Filing Parties, any of the Filing Parties' members and executive officers has effected any transactions in the Shares, except as set forth below:

         On October 15, 2000, Mr. Sprague purchased 10,550 shares of Viasource common stock at $3.35 per share. Mr. Sprague effected the purchase on the open market, using his personal funds.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Filing Parties.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         CCP I, Crest/CRI LLC and Viasource are parties, along with a number of other stockholders of Viasource, to the Amended and Restated Stockholders Agreement, dated as of June 1, 2000, of Viasource (the "Stockholders Agreement"). The Stockholders Agreement provides that the Filing Parties may require Viasource to register all or part of the Shares held by them for sale under the Securities Act of 1933, as amended, at the expense of Viasource and that the Filing Parties may participate, subject to certain customary terms and conditions, in any such registration of common stock undertaken by Viasource. Other provisions of the Stockholders Agreement relating to the composition of the Viasource board of directors, restrictions on resale of Viasource common stock and other matters expired upon the initial public offering of Viasource.

         Of the 6,561 Shares acquired by Crest Communications in connection with the Telecore Acquisition, 2,187 Shares are held by Viasource as security for certain indemnification obligations under the terms of the Merger Agreement entered into as of June 1, 2000 by and among Viasource Communications, Inc., TC Acquisition, Inc., TeleCore, Inc., John M. Clarey, Christy Clarey, Mark Stagen, Scott Sussman, Palomar Ventures I, L.P., Crest Communications Partners, L.P., Mark IV Ventures, L.L.C., Mark IV Capital, BV-P Holding I, L.L.C. and Phil Paul (the "Telecore Merger Agreement"). Of the 1,593,380 Shares acquired by CCP I in connection with the Telecore Acquisition, 509,871 Shares are held by Viasource as security for certain indemnification obligations under the Telecore Merger Agreement.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 or between such persons and any other person with respect to any of the securities of Viasource, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits.

1.       Amended and Restated Stockholders Agreement of Viasource
         Communications, Inc., dated as of June 1, 2000 (incorporated by reference to Viasource Communications, Inc.'s Registration Statement on Form S-1 under the Securities Act of 1933, as amended, Registration No. 333-38476).

2.       Agreement Among Filing Parties

3. Merger Agreement entered into as of June 1, 2000 by and among Viasource Communications, Inc., TC Acquisition, Inc., TeleCore, Inc., John M. Clarey, Christy Clarey, Mark Stagen, Scott Sussman, Palomar Ventures I, L.P., Crest Communications Partners, L.P., Mark IV Ventures, L.L.C., Mark IV Capital, BV-P Holding I, L.L.C. and Phil Paul (incorporated by reference to Viasource Communications, Inc.'s Registration Statement on Form S-1 under the Securities Act of 1933, as amended, Registration No. 333-38476).

                                   SCHEDULE A

             MEMBERS AND EXECUTIVE OFFICERS OF CREST COMMUNICATIONS

         Set forth below is the name and present principal occupation or employment of each member and executive officer of Crest Communications. The principal business address of Crest Communications is 320 Park Avenue, 17th Floor, New York, New York 10022. Each person listed below is a citizen of the United States.

Name and Address                       Principal Occupation or Employment
----------------                       ----------------------------------
William W. Sprague                     Managing Director,
                                       Crest Communications Holdings LLC

V. Michael Fitzgerald                  Managing Director,
                                       Crest Communications Holdings LLC

James R. Kuster                        Managing Director,
                                       Crest Communications Holdings LLC

Gregg A. Mockenhaupt                   Managing Director,
                                       Crest Communications Holdings LLC

Matthew O'Connell                      General Counsel,
                                       Crest Communications Holdings LLC

Mark Rosenthal                         Chief Financial Officer,
                                       Crest Communications Holdings LLC

                                   SCHEDULE B

                     MEMBERS AND EXECUTIVE OFFICERS OF CP I

         Set forth below is the name and present principal occupation or employment of each member and executive officer of CP I. The principal business address of CP I is 320 Park Avenue, 17th Floor, New York, New York 10022. Each person listed below is a citizen of the United States.

Name and Address                       Principal Occupation or Employment
----------------                       ----------------------------------
William W. Sprague                     Managing Director,
                                       Crest Communications Holdings LLC

V. Michael Fitzgerald                  Managing Director,
                                       Crest Communications Holdings LLC

James R. Kuster                        Managing Director,
                                       Crest Communications Holdings LLC

Gregg A. Mockenhaupt                   Managing Director,
                                       Crest Communications Holdings LLC

Matthew O'Connell                      General Counsel,
                                       Crest Communications Holdings LLC

Mark Rosenthal                         Chief Financial Officer,
                                       Crest Communications Holdings LLC

                                   SCHEDULE C

                            GENERAL PARTNER OF CCP I

         Set forth below is the name and present principal occupation or employment of each general partner of CCP I. The principal business address of Crest Communications is 320 Park Avenue, 17th Floor, New York, New York 10022. Each natural person listed below is a citizen of the United States.

Name and Address                       Principal Occupation or Employment
----------------                       ----------------------------------
Crest Partners I LLC                   General Partner of CCP I

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /s/ WILLIAM W. SPRAGUE
                                       -----------------------------------------
                                       WILLIAM W. SPRAGUE

                                       CREST COMMUNICATIONS HOLDINGS LLC



                                       By: /s/ WILLIAM W. SPRAGUE
                                          --------------------------------------
                                          Name: WILLIAM W. SPRAGUE
                                          Title: Managing Director


                                       CREST PARTNERS I LLC



                                       By: /s/ WILLIAM W. SPRAGUE
                                          --------------------------------------
                                          Name: WILLIAM W. SPRAGUE
                                          Title: Managing Director

                                       CREST COMMUNICATIONS PARTNERS LP



                                       By: /s/ WILLIAM W. SPRAGUE
                                          --------------------------------------
                                          Name: WILLIAM W. SPRAGUE
                                          Title: Managing Director, Crest
                                                 Partners I LLC, as General
                                                 Partner of Crest Communications
                                                 Partners LP

Index to Exhibits

Exhibit No.                            Description
-----------                            -----------
     1.           Amended and Restated Stockholders Agreement of Viasource
                  Communications, Inc., dated as of June 1, 2000 (incorporated by reference to Viasource Communications, Inc.'s Registration
                  Statement on Form S-1 under the Securities Act of 1933, as amended, Registration No. 333-38476).

     2.           Agreement Among Filing Parties

     3. Merger Agreement entered into as of June 1, 2000 by and among Viasource Communications, Inc., TC Acquisition, Inc.,
                  TeleCore, Inc., John M. Clarey, Christy Clarey, Mark Stagen,
                  Scott Sussman, Palomar Ventures I, L.P., Crest Communications
                  Partners, L.P., Mark IV Ventures, L.L.C., Mark IV Capital,
                  BV-P Holding I, L.L.C. and Phil Paul (incorporated by reference to Viasource Communications, Inc.'s Registration
                  Statement on Form S-1 under the Securities Act of 1933, as amended, Registration No. 333-38476).

